EXHIBIT 99.1

Algonquin Power & Utilities Corp. announces dates for 2011 second quarter financial results release and conference call

OAKVILLE, ON, July 11, 2011 /CNW/-Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced plans to release 2011 second quarter financial results the afternoon of Thursday, August 11, 2011. APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, August 12, 2011, hosted by Chief Executive Officer Ian Robertson and Chief Financial Officer David Bronicheski.

Conference call details are as follows:

Date: Friday, August 12, 2011

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-814-4859 or Local 416-644-3414.

Conference ID#: 4455522

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4455522# from August 12, 2011 until August 26, 2011.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated water utility services to more than 73,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems and has entered into agreements to acquire additional utility systems serving 7,400 customers. Through its wholly owned subsidiary Liberty Energy Utilities Co., APUC provides regulated electricity and natural gas distribution services, currently serving more than 47,000 electric customers in the Lake Tahoe, CA area. Pursuant to previously announced agreements, Liberty Energy Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. Pursuant to a previously announced agreement APCo will be acquiring a partial interest in an existing 370MW portfolio of New England and New York wind projects and development opportunities representing an additional 1,200MW of wind generation projects. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 11:21e 11-JUL-11